Filed by Aurora Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 and

Rule 14d-2(b) under the Securities Exchange Act of 1934

Subject Company: Aurora Acquisition Corp.

(Commission File No. 001-40143)

The following interview with Vishal Garg was published by National Mortgage News on May 25, 2021.

Better.com CEO Vishal Garg talks IPO, RefiNow and bullying allegations

By Paul Centopani

May 25, 2021 2:10 PM

Life at Better.com has been anything but boring. In the past two months alone, the company raised $500 million in investments, saw its valuation balloon to $7.7 billion and announced the launch of its initial public offering through a SPAC later this year.

The digital homeownership platform and self-styled disruptor to the mortgage industry will be using the RefiNow program offered by Fannie Mae to give lower-income and low-FICO borrowers a chance to refinance their loans when the government-sponsored agency launches the program on June 5. The RefiNow program is estimated to open eligibility to 2 million U.S. borrowers and could save each of them up to $3,000 annually.

Better’s end goal is the current white whale of lending: building a one-stop-shop that covers every aspect of home buying. Founder and CEO Vishal Garg compared it to grocery shopping and how each type of food has its own aisle in the market. He wants to modernize the mortgage process in the same way that supermarkets brought all the purveyors under one roof.

“We tell investors that ultimately there's a big difference between us and a traditional mortgage company,” Garg said. “All our technologies are developed in house, we control the platform. What you're buying is something that is going to really Uber-ize the home journey.”

Below is a discussion with Garg about the state of the mortgage industry, generating value for shareholders and his response to allegations of creating a hostile work environment. His answers are excerpted and edited for length and clarity.

How much do you expect the RefiNow program will boost the overall dwindling refinance activity? How much volume are you expecting it to bring in for Better?

I don't expect it to be able to actually boost a lot of refi activity because I think most other lenders are ignoring it. There's no systematic way for them to identify these customers and then market to these customers. If you think about the major online comparison sites, none of them really allow any filtering by debt-to-income ratio or credit denial reasons and delinquency.

It's our estimate that the average loan balance for these is going to be about $135,000, which, for a traditional mortgage originator working in a commissioned environment, is not a loan that they would want to do.

We think that our digital-first model will enable us to finance billions of dollars of loans to this customer base, primarily because for us, it doesn't make a difference whether it's a $135,000 loan or a $500,000 loan. We don't have any commissions and our manufacturing costs of making these loans is quite low, probably about 60% lower than the industry average.

Better experienced massive growth in the past few years in employees, lending volume, investments and valuations. What are the biggest challenges in managing rapid growth?

I think the biggest challenge is preserving culture, making sure when you grow from 70 people to 7,000 people that you maintain that customer-first culture.

We still drive every day as hard as we did two, three, four, five years ago. And I think that's tough. We have a really great core team and a really great group of people that we hired through pandemic and brought into this industry. And I think they're all believers. Amid all this rapid growth, we don't forget the people that brought us there: the customers.

I would say the biggest thing going forward is to make sure that people are coming to Better for the right reasons — to make home buying better for all Americans. People who are givers, not takers. People who want to be in a fast growth company, people who are goal-oriented and achievement-oriented. Not role-oriented or title-oriented.

You said the new capital inflow from your upcoming IPO is to help with company expansion. How do you plan to deliver steady growth to your shareholders with mortgage volumes declining?

We're expanding the full suite of products that we deliver to our customers to make their lives easier. Home inspection, appraisal, title, homeowners insurance, life insurance, disability insurance. Each and every one of those verticals push to make the process as seamless as possible for the consumer. It's a combination of people, product, technology all coming together. It’s the whole stack all in one place.

Every American consumer wants one place to go for their home, rather than the 15 places they go today. I think there's a race to try to make that happen. That's what's made Walmart a great company. That's what's made Costco a great company. That's what made Amazon a great company. Customer-first, low-cost providers.

We're not going to deliver steady growth, we're gonna deliver explosive growth. We’re slightly less than a 1% market share today. There's a long way to go between 1% and then 10%, 20% and 40%. Ultimately, it's our understanding that about only 18% of Americans shop around to get the best rate when they pick who they want to finance their home. So that tells us we should easily be able to grow to 18% market share, because everyone searching for a better rate should come to Better. Beyond that, we have to engage in financial education so that all Americans take advantage of a better rate. And then hopefully, that can help us double or triple our market share.

What do you say to people if they ask about the Forbes article from November about creating a hostile work environment?

I'm not better all the time. I'm learning how to get better every day. I push really hard. That article highlighted that we had teammates that weren't delivering to the standards I hold myself to with respect to customers. I still respond to customer queries. If you've ever created an account and you email me as a customer, I'll email you back.

And so if I hold myself to those standards, I hold everyone else to those standards too. And it's not easy. But growing 100x in the past three years isn't for the faint of heart or the faint of will. If you don't want to hold yourself accountable to a customer's needs, then you should probably go and work somewhere else... I think the number one thing that the article said was they didn't think that we would be able to grow or keep going. And I think numbers speak louder than words.

What are you most confident about with the lending market in the next year?

The only thing I’m confident about is volatility. Right now, we've seen rates go up because of the vaccine and the resurgence of economic activity. How long is that going to last? People are talking about the Federal Reserve tapering its bond buying. What does that mean for the secondary spread that dictates mortgage lenders’ profits?

There's very little housing inventory. We've heard 60% of millennial homebuyers prefer to buy a new house, but the home builders aren't building new houses. So the millennials have to be open to buying old houses and then the people that own those old houses need to be able to sell and go somewhere else that's affordable. We're starting this decade off with a lot of volatility and questions.

[nationalmortgagenews.com]

Better.com CEO Vishal Garg talks IPO, RefiNow and bullying allegations [nationalmortgagenews.com]

Garg discusses how Better plans to maintain growth in a volatile market in an exclusive interview. [nationalmortgagenews.com]

nationalmortgagenews.com

[nationalmortgagenews.com]

[mixmax.com]

Important Information for Investors and Shareholders

This communication relates to a proposed transaction between Aurora Acquisition Corp. (“Aurora”) and Better HoldCo, Inc. (“Better”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Aurora intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of Aurora, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Aurora shareholders. Aurora also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Aurora are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Neither the SEC nor any securities commission or any other U.S. or non-U.S. jurisdiction has approved or disapproved of the business combination or information included herein.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Aurora through the website maintained by the SEC at www.sec.gov. The documents filed by Aurora with the SEC also may be obtained free of charge at Aurora’s website at https://aurora-acquisition.com/ or upon written request to Aurora Acquisition Corp., 20 North Audley Street, London W1K 6LX, United Kingdom, Attention: Arnaud Massenet, Chief Executive Officer, +44 (0)20 3931 9785.

Participants in the Solicitation

Aurora and its directors and executive officers may be deemed participants in the solicitation of proxies from Aurora’s stockholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Aurora is contained in Aurora’s registration statement on Form S-1, which was initially filed with the SEC on February 12, 2021, and is available free of charge at the SEC’s web site at sec.gov, or by directing a request to Aurora Acquisition Corp., 20 North Audley Street, London W1K 6LX, United Kingdom, Attention: Arnaud Massenet, Chief Executive Officer, +44 (0)20 3931 9785. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Better and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Aurora in connection with the business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the Registration Statement when available.

Forwarding Looking Statements

This communication only speaks at the date hereof and may contain, and related discussions may contain, “forward-looking statements” within the meaning of U.S. federal securities laws. These statements include descriptions regarding the intent, belief, estimates, assumptions or current expectations of Aurora, Better or their respective officers with respect to the consolidated results of operations and financial condition, future events and plans of Aurora and Better. These forward-looking statements may be identified by a reference to a future period or by the use of forward-looking terminology. Forward-looking statements are typically identified by words such as “expect”, “believe”, “foresee”, “anticipate”, “intend”, “estimate”, “goal”, “strategy”, “plan”, “target” and “project” or conditional verbs such as “will”, “may”, “should”, “could” or “would” or the negative of these terms, although not all forward-looking statements contain these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs, estimates and projections, and various assumptions, many of which are inherently uncertain and beyond Aurora’s and Better’s control. Such expectations, beliefs, estimates and projections are expressed in good faith, and management believes there is a reasonable basis for them. However, there can be no assurance that management’s expectations, beliefs, estimates and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Better is experiencing significant changes within the mortgage lending and servicing ecosystem which have magnified such uncertainties. In the past, actual results have differed from those suggested by forward-looking statements and this may happen again.

Important factors that could cause actual results to differ materially from those suggested by the forward-looking statements include, but are not limited to, Better’s performance, capabilities, strategy, and outlook; our expectations regarding the sustainability of Better’s rapid growth and its ability to manage its growth effectively; the demand for Better’s solutions and products and services, including the size of Better’s addressable market, market share, and market trends; Better’s ability to operate under and maintain Better’s business model; Better’s ability to develop and protect its brand; our expectations regarding financial performance including Better’s operational and financial targets; our estimates regarding expenses, future revenue, capital requirements and Better’s need for additional financing; the degree of business and financial risk associated with certain of Better’s loans; the high volatility in, or any inaccuracies in the estimates of, the value of Better’s assets; any changes in macro-economic conditions and in U.S. residential real estate market conditions, including changes in prevailing interest rates or monetary policies and the effects of the ongoing COVID-19 pandemic; Better’s expectations regarding the impact of the COVID-19 pandemic on Better’s business including on the volume of consumers refinancing existing loans, Better’s ability to produce loans, liquidity and employees; Better’s competitive position; Better’s ability to improve and expand its information technology and financial infrastructure, security and compliance requirements and operating and administrative systems; Better’s future investments in its technology and operations; Better’s intellectual property position, including its ability to maintain, protect and enhance Better’s intellectual property; the need to hire additional personnel and Better’s ability to attract and retain such personnel; Better’s ability to obtain additional capital and maintain cash flow or obtain adequate financing or financing on terms satisfactory to us; the effects of Better’s existing and future indebtedness on its liquidity and Better’s ability to operate our business; our expectations concerning relationships with third parties; Better’s plans to adopt the secured overnight financing rate (“SOFR”); the impact of laws and regulations and Better’s ability to comply with such laws and regulations including laws and regulations relating to fair lending, real estate brokerage matters, title and settlement services, consumer protection, advertising, tax, title insurance, loan production and servicing activities, data privacy, and anti-corruption; any changes in certain U.S. government-sponsored entities and government agencies, including Fannie Mae, Freddie Mac, Ginnie Mae and the FHA; Aurora’s expectations regarding the period during which we will qualify as an emerging growth company under the JOBS Act; the increased expenses associated with being a public company; and Better’s anticipated use of existing resources and the proceeds from the business combination.

There may be other risks not presently known to us or that we presently believe are not material that could also cause actual results to differ materially. Analysis and opinions contained in this communication may be based on assumptions that, if altered, can change the analysis or opinions expressed. In light of the significant uncertainties inherent in the forward-looking statements included in this communication, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this report will be achieved, and you are cautioned not to place substantial weight or undue reliance on these forward-looking statements. These forward-looking statements speak only as of the date they are made and, Aurora and Better each disclaims any obligation, except as required by law, to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.